Mail Stop 4561

May 18, 2009

Mr. Simon F. Nynens
President and Chief Executive Officer
Wayside Technology Group, Inc.
1157 Shrewsbury Avenue
Shrewsbury, NJ 07702

> **Re: Wayside Technology Group, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-Q For the Quarterly Period Ended March 31, 2009**
> **File No. 000-26408**

Dear Mr. Nynens:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2008

Controls and procedures, page 21

1.   We note your statement that a "the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." We note similar language in your Form 10-Q filed on May 12, 2009. Please revise future filings to state

clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

2.   We note that a majority of your revenue is recognized on a gross basis. Please provide a full description of how you considered each of the indicators of gross and net revenue reporting set forth in EITF 99-19. Your response should include a discussion and conclusion on each of the indicators set forth in paragraphs 7 – 17.

3.   Tell us how you determine the payment terms offered to your customers and what you believe your normal and customary payment terms to be. Describe any extended payment term arrangements offered to your customers and tell us how you recognize revenue on arrangements subject to such terms. In supporting your accounting for these arrangements, refer to paragraphs 27 through 30 and paragraphs 112 and 113 of SOP 97-2. In addition, explain why the accounts receivable balance increased significantly during first quarter 2009 and indicate the type of customers that have these balances. Further, indicate the impact of these increases in receivables on your liquidity and explain how your MD&A addresses those liquidity impacts.

Exhibits 31.1 and 31.2

4.   We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. We note a similar presentation in your Form 10-Q filed on May 12, 2009. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief